Filed by Juniper Industrial Holdings, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Juniper Industrial Holdings, Inc.

(Commission File No. 001-39129)

Janus International Merger with Juniper Industrial Holdings

Roger Fradin Bloomberg Interview Transcript

December 22, 2020

C O R P O R A T E P A R T I C I P A N T S

Roger Fradin, Chairman, Juniper Industrial Holdings

P R E S E N T A T I O N

Caroline Hyde, Bloomberg

Juniper, announcing earlier today, that it is taking Janus International public via a reverse merger. The manufacturer deal’s worth about approximately 1.9 billion dollars [unintelligible].

Roger Fradin, former Vice Chair at Honeywell and current chairman of Juniper, joins us now.

Roger, always great to have you and, I think you know the first question for all the guests on this program is why is a SPAC the right choice via some of the other methods of going public?

Roger Fradin, Juniper Industrial Holdings

And that’s a great question. A SPAC offers a lot of advantages to a company considering some form of exit. For starters the owners have the opportunity to have a bespoke capital structure and take more cash up front than they would in a typical IPO.

2nd, and perhaps more importantly, in a SPAC, unlike a traditional IPO, we can talk about this future projections and give investors greater comfort as to how the company is likely to perform over multiple years versus a traditional IPO.

Caroline Hyde, Bloomberg

Let’s talk a little bit about the performance of Janus, what you’re hoping the company can continue to do. We’re talking self-storage industry, we’re talking about remote access control, we’re talking about innovation in that department, and I’m interested, Roger, as to what the money you now have is going to be doing. How are you going to put it to work?

Roger Fradin, Juniper Industrial Holdings

Great, great question. So if you just compare Janus’s opportunity and my own background. There is a big opportunity to expand it internationally on a more aggressive basis. Right now a relatively small part of the business is international, so we look at that as a growth opportunity.

We have a boatload of ideas for additional new products and services to fuel growth, so I’d say growth on an organic basis, international expansion, and then as the expression goes, this industry is a target rich environment for M&A, acquisition, rollup consolidation. My partner Brian Cook and I led over 60 acquisitions when we were at Honeywell, so we think we bring a good background to help the company grow from an M&A perspective as well.

Caroline Hyde, Bloomberg

Roger, it’s interesting. It’s so easy to just talk about doors and garages when it comes to the company, but there is so much more than that and you’re thinking about upgrading the technology.

What is the growth rate? The room rate for upgrading all of that existing technology that’s out there?

Roger Fradin, Juniper Industrial Holdings

Now great, great question. For starters, this is not a product company. Yes we make products, but Janus is at its core a technology and a solutions provider. So we work with self-storage operators early on in their projects to help design the projects to maximize revenue, oversee the projects, guarantee on time delivery. And yes, we provide products. But first and foremost, our customers regard us as a trusted partner to help solve their business problems.

Secondly, from a technology perspective, this industry, and think of 55,000 self-storage facilities, there is no wireless connectivity, there’s no wireless capability in any of these facilities, so unlike homes, businesses or typical buildings today that are connected, there is no connectivity and no wireless technology in those facilities.

Janus is a first mover here with an offering called Noke that enables these facilities to have wireless connectivity and take the 22,000,000 dumb padlocks on self-storage doors today and turn them into smart locks. So think about 22,000,000 opportunities, times roughly $200 per door – that’s over a 4 billion dollar market that we have the ability to create and pursue.

Caroline Hyde, Bloomberg

Actually I want to go back to the fact you brought up your expertise, The vice chair, of course, over at Honeywell, the team that you’ve built up to be able to shoehorn in and wrap around what Janus has – it feels as though that is why the SPAC occurred, this is why this merger worked was because they needed your expertise, it fits so well. I’m interested in, you know you won’t use the word “done” before and this is some of the vitriol that’s being laid at the feet of special purpose acquisition companies is that this is just rung picking, people making the most of high valuations and coming in – how much do you think we need to see more SPACs, more of these sorts of reverse mergers when it’s all about the expertise.

Roger Fradin, Juniper Industrial Holdings

Uh, great questions. I think one of the big changes, sea changes in the SPAC market is you have more and more specs being led by -I’m patting myself on the back a little bit - by accomplished business operators rather than a financial play. So I believe one of the reasons if you speak to Clearlake, who’s the sponsor behind this, behind Janus, they will tell you one of the reasons they partnered with my SPAC versus others is that we are experienced industrial operators who can take an already terrific business and make it even better. And I see that as a major trend in SPACs today, we have more and more experienced business operators bringing their expertise to bear to help make the companies they partner with even better.

Caroline Hyde, Bloomberg

Interesting USB, we’ll see how it continues to be the trend. Juniper Industrial Holdings Chairman Roger Fradin. It’s great to have some time with you. Thank you. Congratulations.

About Janus International Group

Janus International Group (“Janus”) is the leading global manufacturer and supplier of turn-key self-storage, commercial and industrial building solutions, including: roll up and swing doors, hallway systems, re-locatable storage units, and facility and door automation technologies. The Janus team operates out of several U.S. locations and five locations internationally. More information is available at www.janusintl.com.

About Clearlake

Clearlake Capital Group, L.P. is a leading investment firm founded in 2006 operating integrated businesses across private equity, credit and other related strategies. With a sector-focused approach, the firm seeks to partner with world-class management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, technology, and consumer. Clearlake currently has approximately $25 billion of assets under management and its senior investment principals have led or co-led over 200 investments. The firm has offices in Santa Monica and Dallas. More information is available at www.clearlake.com and on Twitter @ClearlakeCap.

About Juniper Industrial Holdings, Inc. (NYSE: JIH)

Juniper Industrial Holdings (“JIH” or “Juniper”) is a Special Purpose Acquisition Corporation targeting companies within the industrials sector. With $348 million in trust, Juniper was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Juniper’s management team has a proven track record of identifying market-leading technologies across the industrial spectrum, and an affinity for businesses with strong brands and mission-critical offering. The Juniper team has a robust network of relationships within industrial and investment communities built over 60+ years of combined industry experience, and a deep understanding of industrial trends. More information is available at www.juniperindustrial.com.

Important Information and Where to Find It

This communication is being made in connection with the proposed business combination involving Juniper and Janus under a new holding company, Janus Parent, Inc., a Delaware corporation (“Janus Parent”). Janus Parent intends to file with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) containing a preliminary proxy statement of Juniper and a preliminary prospectus of Janus Parent. After the Registration Statement is declared effective, Juniper will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This announcement does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Juniper’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Juniper, Janus, Janus Parent and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Juniper as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by Juniper and Janus Parent may be obtained free of charge from Juniper at www.juniperindustrial.com/investors. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: Juniper Industrial Holdings, Inc., 14 Fairmount Avenue, Chatham, New Jersey 07928.

Participants in the Solicitation

Juniper, Janus and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Juniper’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Juniper is contained in Juniper’s annual report on Form 10-K for the fiscal year-ended December 31, 2019, which is available free of charge at the SEC’s web site at www.sec.gov. In addition, the documents filed by Juniper may be obtained from Juniper as described above under “Important Information and Where to Find It.”

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this communication are forward-looking statements. When used in this communication, words such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions, as they relate to the management team, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of the respective management of Janus and Juniper, based on currently available information, as to the outcome and timing of future events, and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in Juniper’s filings with the SEC including, but not limited to, the risk factors and other uncertainties set forth under “Risk Factors” in Part I, Item 1A of Juniper’s Form 10-K for the year ended December 31, 2019 and in Juniper’s other filings. There can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Janus nor Juniper is under any obligation, and each of them expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written or oral forward-looking statements attributable to Janus or Juniper or persons acting on its behalf are qualified in their entirety by this paragraph.

In addition to factors previously disclosed in Juniper’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) ability to meet the closing conditions to the merger, including approval by stockholders of Juniper on the expected terms and schedule and the risk that any regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; (ii) the occurrence of any event, change or other circumstance that could cause the termination of the merger agreement or a delay in the closing of the merger; (iii) the effect of the announcement or pendency of the proposed merger on Juniper’s business relationships, operating results, and business generally; (iv) failure to realize the benefits expected from the proposed transaction; (v) risks that the proposed merger disrupts Janus’s current plans and operations and potential difficulties in Janus’s employee retention as a result of the proposed merger; (vi) the effects of pending and future legislation; (vii) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (viii) the amount of the costs, fees, expenses and other charges related to the merger; (ix) risks of the self-storage industry; (x) the highly competitive nature of the self-storage industry and Janus’s ability to compete therein; (xi) litigation, complaints, and/or adverse publicity; (xii) the ability to meet NYSE’s listing standards following the consummation of the proposed transaction and (xiii) cyber incidents or directed attacks that could result in information theft, data corruption, operational disruption and/or financial loss.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Juniper and is not intended to form the basis of an investment decision in Juniper. All subsequent written and oral forward-looking statements concerning Janus and Juniper, the proposed transaction or other matters and attributable to Janus and Juniper or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Juniper and Janus undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investor Contacts, Janus

Rodny Nacier / Brad Cray

IR@janusintl.com

(770) 562-6399

Media Contacts, Janus

Phil Denning / Nora Flaherty

Media@janusintl.com

Media Contacts, Clearlake

Jennifer Hurson

JHurson@lambert.com